Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

Three Months Ended
March 31, 2013
Loss from Continuing Operations Before Taxes	$(140.5)
Add:
One-third of rents	3.0
Interest expense	19.6
Amortization of capitalized interest	2.4

Loss from Continuing Operations	$(115.5)

Fixed charges:
One-third of rents	$3.0
Interest expense	19.6
Interest capitalized	6.0

Fixed Charges from Continuing Operations	$28.6

Ratio of Earnings to Fixed Charges from Continuing Operations

For purposes of computing this ratio, “losses” consist of loss from continuing operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and amortization of capitalized interest.  “Fixed charges” consist of one-third of rents, interest expense and interest capitalized. Earnings for the three months ended March 31, 2013, were inadequate to cover fixed charges. For the three months ended March 31, 2013, additional earnings of $144.1 million would have been required to make the ratio 1.0x.